August 9, 2011

Mr. Andrew Mew

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re: Sonic Automotive, Inc. – Comment Letter dated August 2, 2011

Dear Mr. Mew:

Sonic Automotive, Inc. is submitting the following responses to comments received from the Staff of the Division of Corporation Finance in its letter dated August 2, 2011. For your convenience, the Staff’s comments have been reproduced in bold-faced type before each response in this letter.

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 30

Results of Operations, page 36

Adjusted Results of Operations, page 51

1.	We note your response to prior comment one and reiterate our comment. Generally we believe it is not appropriate to present full non-GAAP income statements. Please remove the non-GAAP income statements or alternatively, you may present each measure separately in accordance with Regulation SK 10(e).

We understand your position related to the presentation of full non-GAAP income statements and will not present full non-GAAP income statements in future filings. If we amended our 2010 Form 10-K, we would file an amended Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations without the paragraph entitled Adjusted Results from Operations and the associated table. We would not reconcile each of the “as adjusted” amounts separately because we believe doing so would create undue confusion for the reader. However, we believe amending our 2010 Form 10-K is not necessary due to the following:

•

None of the amounts disclosed in the tables are incorrect and only the form of the presentation is in question (and prospectively we will not continue this form of presentation). We could have chosen to present an individual reconciliation of each line in the table, but believed this type of disclosure would have been confusing to the reader.

•

A Form 10-K/A would not contain any new information. Instead, the Form 10-K/A would contain an explanatory note as to the reason the Form 10-K/A is being filed and an amended Item 7 without the disclosure in question. As a result, we believe it would draw additional attention to the disclosure the Staff prefers to be eliminated because the reader would have to go back to our original 2010 Form 10-K to determine exactly what disclosure was eliminated.

•

We believe the Staff’s position on full non-GAAP income statements is reasonable, particularly in situations where non-GAAP income statements are solely presented where the reader may misinterpret the income statements as being compliant with GAAP. However, based on our disclosure and presentation within the table provided, we believe it is unlikely a reader will confuse the GAAP income statements with the non-GAAP income statements as they are presented side-by-side.

In connection with submitting these responses, the Company acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call Greg Young, the Company’s Vice President of Finance, with any questions at 704-566-2489.

Yours truly,

SONIC AUTOMOTIVE, INC.

/s/ David P. Cosper

David P. Cosper
Vice Chairman and Chief Financial Officer

cc:	Stephen K. Coss

Greg D. Young

Thomas H. O’Donnell, Jr.

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